

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 7, 2007

VIA U.S. MAIL AND FACSIMILE

Ms. Jiangcheng Wu
Chief Financial Officer
China Digital Communication Group
A-3. Xinglian Industrial Zone.
He Hua Ling Pingxin Road. Xin Nan.
Ping Hua Town. Longgang. Shenzhen China 51811

> **Re: China Digital Communication Group**
> **Form 10-KSB as of December 31, 2005**
> **File No. 000-49715**

Dear Ms. Jiangcheng Wu:

In connection with our on-going review of your 1934 Act filings we have the following additional comment.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We see that you have made significant changes as a result of restatements of the financial statements for 2004. It appears that these restatements would also significantly affect the financial statements and related disclosures included in the Forms 10-KSB for 2005 and 2006 and the Forms 10-QSB for the related interim periods during those years and through the most recent date. With respect to those financial statements, please tell us how you considered your disclosure obligation under Item 4.02 of Form 8-K. Also tell us when you intend to provide

amended filings for the other periods affected by the restatements and tell us when you intend to provide revised responses to our letter dated December 22, 2006.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant

cc: (via Fax) Richard Anslow